
Mail Stop 3561

November 20, 2009

Mr. John Leper
Chief Executive Officer
Asia Global Holdings Corp.
32/F, Tower 1, Millennium City
Kwun Tong, Kowloon
Hong Kong

> **Re:** **Asia Global Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed September 11, 2009**
> **File No. 0-50788**

Dear Mr. Leper:

We issued comments to you on the above captioned filings on **September 23, 2009**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **December 4, 2009** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **December 4, 2009,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

       Please contact **Yong Kim**, Staff Accountant at 202-551-3323 or me at 202-551-3737 if you have any questions.

                                          Sincerely,

                                          Jennifer Thompson
                                          Branch Chief

Attachment: Comment Letter Dated September 23, 2009

cc: Mr. Ping-Shun Lai
        Chief Executive Officer and Chief Financial Officer
        Asia Global Holdings Corp.
        Room 901, Haleson Building
        1 Jubilee Street
        Central, Hong Kong